11G-73

DC-CN-RO-RA

18328260002

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF INFO! ! BIONICS INCORPORATED

per Muriona

The Articles of Incorporation of Info. Bionics Incorporated, a Minnesota corporation, are amended and restated as follows:

ARTICLE 1
NAME

The name of the corporation is Information Bionics Incorporated.

ARTICLE 2
REGISTERED OFFICE

The address of the registered office of the corporation in the State of Minnesota shall be 756 Goodrich Avenue, St. Paul, Minnesota 55105.

ARTICLE 3
CAPITAL

3.1. Authorized Stock. The aggregate number of shares that the corporation shall have authority to issue is Twenty Million (20,000,000), all of such shares being common voting shares designated as "Common Stock" and having no par value (except that, for purposes of the determination of foreign corporation qualification, franchise fees or similar charges, the common stock shall be deemed to have a par value of One Cent ($.01) per share).

3.2. Authority to Issue Additional Stock. The Board of Directors of the corporation shall have authority to: (a) establish one or more classes or series of stock, whether convertible or otherwise, (b) fix or refrain from fixing a par value or alter any par value hereinbefore fixed for each such class and series of stock, and (c) fix the relative rights and preferences of each such class and series of stock. Prior to the issuance of any shares of preferred stock having rights or preferences not set forth herein, the Board of Directors of the corporation shall cause to be filed with the Minnesota Secretary of State a statement setting forth the name of the corporation and the text of the resolution of the Board of Directors fixing such rights and preferences and certifying the adoption of such resolution.

ARTICLE 4
DENIAL OF CUMULATIVE VOTING

Voting by shareholders for election of directors shall not be cumulative.

ARTICLE 5
DENIAL OF PRE-EMPTIVE RIGHTS

The shareholders of the corporation shall have no pre-emptive right to acquire unissued securities or rights to purchase securities of the corporation, whether now or hereafter authorized.

ARTICLE 6
WRITTEN ACTIONS OF THE BOARD OF DIRECTORS

Any action required or permitted to be taken at a meeting of the corporation's Board of Directors and not requiring approval by the shareholders of the corporation may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the Board at which all directors were present.

ARTICLE 7
ACTIONS BY SHAREHOLDERS

The shareholders shall take action, including action to amend these Articles of Incorporation, by the affirmative vote of the holders of a majority of the voting shares present or represented at a meeting of the shareholders, unless a larger number or proportion is required by law or a shareholder control agreement.

ARTICLE 8
LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by the Minnesota Business Corporation Act, as amended from time to time, a director of this corporation shall not be personally liable to this corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. No amendment or repeal of the foregoing sentence shall have any effect on the liability of any director of this corporation with respect to acts or omissions of such director prior to such amendment or repeal.

IN WITNESS WHEREOF, the Chief Executive Officer has executed these Amended and Restated Articles of Incorporation this 21st day of April, 2006.

John I. Bjelland

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED

MAY 02 2006

Secretary of State

1369829-1